

December 15, 2023

Bill Siemers
Interim Chief Financial Officer
AllianceBernstein Holding L.P.
501 Commerce Street
Nashville, TN 37203

> **Re: AllianceBernstein Holding L.P.**
> **Form 10-K For the Fiscal Year Ended December 31, 2022**
> **File No. 001-09818**

Dear Bill Siemers:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance